renewables
for a
better life

arauco®





1Q 2025

Highlights 1Q 2025

REVENUES

US$1,531.5 million

NET INCOME

US$-26.5 million

ADJUSTED EBITDA

US$348.3 million

NET DEBT / LTM. ADJ. EBITDA

3.06x

CAPEX

US$405.7 million



For more details on ARAUCO´s financial statements please visit www.cmfchile.cl or www.arauco.com

Readers are referred to the documents filed by ARAUCO with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F that identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ARAUCO on the date hereof and ARAUCO does not assume any obligation to update such statements. References herein to "U.S.$" are to United States dollars. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. This report is unaudited.

Overview

ARAUCO´s net income for the first quarter of 2025 was US$-26.5 million, a decrease of US$131.3 million compared to the fourth quarter of 2024, mainly due to lower other income and the negative effect of exchange rate differences. Our Adjusted EBITDA was 14.3% lower than the fourth quarter of 2024, totaling US$348.3 million, mostly explained by lower sales volume in Pulp and Wood Products.

Net Financial Debt increased by US$339.8 million or 6.1% and our *Net Debt/LTM EBITDA* ended up at 3.06x, an increase when compared to the 2.74x reached during the fourth quarter of 2024.

In US$ Million	Q1 2025	Q4 2024	Q1 2024	*QoQ*	*YoY*
Revenue	1,531.5	1,661.6	1,654.9	-7.8%	-7.5%
Net income	(26.5)	104.8	100.3	-125.3%	-126.4%
Adjusted EBITDA	348.3	406.5	445.1	-14.3%	-21.7%
Adjusted EBITDA Margin	22.7%	24.5%	26.9%	-7.0%	-15.4%
LTM Adj. EBITDA	1,917.4	2,014.1	1,283.1	-4.8%	49.4%
CAPEX	405.7	446.4	334.7	-9.1%	21.2%
Net Financial Debt	5,846,9	5,525.1	6,250.8	6.1%	-6.2%
Net Financial Debt / LTM Adj. EBITDA	3.06x	2.74x	4.87x	11.5%	-37.2%

Adjusted EBITDA and EBITDA Margin (in US$ Million)


13%
16%
15%
24%
27%
27%
44%
24%
23%
27%
26%
22%
313,6
35,9
188
227
243
369
445
414
435
371
348
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Adjusted EBITDA
Forestry Asset Sale
Adjusted EBITDA Margin
Non-Recurrent Adj Ebitda Margin

Income Statement

Revenues

ARAUCO's revenues reached US$1,531.5 million in the first quarter of 2025, a decrease of 7.8% when compared to the previous quarter. This variation is explained by (i) an 8.0% decrease in revenues from our Pulp and Forestry products division, due to a decrease of 7.2% in sales volume and (ii) a 7.6% decrease in revenues from our Wood products division mainly due to a 8.5% decrease in sales volume.

The following table shows a breakdown of our revenues by business segment:

In US$ Million	Q1 2025	Q4 2024	Q1 2024	QoQ	YoY
Pulp and Forestry	801.8	870.8	890.1	*-8.0%*	*-10.0%*
Wood Products	730.2	790.4	764.7	*-7.6%*	*-4.5%*
Total	**1,531.5**	**1,661.6**	**1,654.9**	***-7.8%***	***-7.5%***

Revenue's Breakdown by business segment



55%
58%
51%
50%
46%
49%
47%
48%
48%
45%
42%
49%
50%
54%
51%
53%
52%
52%
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Pulp and Forestry
Wood Products

Cost of sales

Decreased by 10.1% or US$124.5 million compared to the fourth quarter of 2024. This is mostly explained by *Forestry labor costs* and *Chemical costs,* primarily due to a decrease in sales volume. This was offset by an increase in *Other raw materials and indirect costs.*

In US$ Million	Q1 2025	Q4 2024	Q1 2024	QoQ	YoY
Timber	249.5	264.5	270.7	*-5.7%*	*-7.8%*
Forestry labor costs	153.7	185.2	156.3	*-17.0%*	*-1.6%*
Depreciation and amortization	145.3	157.8	145.6	*-7.9%*	*-0.2%*
Depreciation for right of use	9.0	18.9	5.4	*-52.3%*	*65.6%*
Maintenance costs	80.8	98.9	80.2	*-18.3%*	*0.7%*
Chemical costs	162.4	182.1	155.0	*-10.8%*	*4.8%*
Sawmill services	29.2	27.6	30.8	*5.8%*	*-5.2%*
Other raw materials and indirect costs	104.5	93.1	120.2	*12.3%*	*-13.0%*
Energy and fuel	57.7	73.1	66.6	*-21.1%*	*-13.4%*
Cost of electricity	13.2	13.5	9.3	*-2.2%*	*42.2%*
Salaries, other salaries, and other personnel expenses	99.4	114.7	106.4	*-13.4%*	*-6.5%*
Cost of Sales	**1,104.8**	**1,229.3**	**1,146.5**	***-10.1%***	***-3.6%***

Administrative expenses

Increased by 1.6% or US$2.2 million, when compared to the previous quarter, explained by an increase in *Property taxes w*hich is normal due to the payment schedule, compensated by lower donations.

In US$ Million	Q1 2025	Q4 2024	Q1 2024	QoQ	YoY
Wages, salaries and severance indemnities	54.7	52.1	53.9	*5.0%*	*1.5%*
Marketing, advertising, promotion and publications expenses	3.3	3.8	3.0	*-13.1%*	*9.8%*
Insurance	10.7	11.9	13.6	*-9.9%*	*-21.1%*
Depreciation and amortization	10.3	11.3	10.8	*-8.9%*	*-4.3%*
Depreciation for the right of use	2.0	1.8	1.7	*10.3%*	*13.5%*
Computer services	8.7	8.1	8.5	*7.4%*	*2.4%*
Lease rentals (offices, warehouses and machinery)	1.3	1.6	1.6	*-18.0%*	*-14.8%*
Donations, contributions, scholarships	0.7	4.6	1.6	*-85.1%*	*-58.0%*
Fees (legal and technical advisories)	8.4	8.9	8.1	*-5.7%*	*3.7%*
Property taxes, patents and municipality rights	6.0	(3.2)	5.4	*289.3%*	*10.8%*
Other administration expenses	31.9	34.8	30.3	*-8.3%*	*5.4%*
Administrative Expenses	**138.1**	**135.9**	**138.6**	***1.6%***	***-0.3%***

Distribution costs

Decreased by 3.1%, or US$5.5 million, mainly driven by lower *Freight costs and Port services,* resulting from lower sales volume.

In US$ Million	Q1 2025	Q4 2024	Q1 2024	QoQ	YoY
Commissions	4.1	4.7	4.5	*-12.6%*	*-8.6%*
Insurance	1.4	1.6	1.2	*-12.1%*	*11.5%*
Other selling costs	2.4	2.0	2.7	*20.5%*	*-10.7%*
Port services	16.5	18.6	13.9	*-11.4%*	*19.0%*
Freight	132.1	137.0	129.5	*-3.6%*	*2.0%*
Depreciation for the right of use	0.2	0.2	0.3	*15.6%*	*-31.1%*
Other shipping and freight costs	16.3	14.3	15.0	*13.3%*	*8.4%*
Distribution Costs	**173.1**	**178.5**	**167.2**	***-3.1%***	***3.5%***

Other income

Decreased by 84.4%, or US$161.6 million mostly due to a decrease in *Changes in Fair Value of Biological Assets*, mainly in Chile, driven by the effect of a reduction in the discount rate applied in the previous quarter. Additionally, *Other Income from the Sale of Investments* decreased as a result of the exceptional sale of our forestry assets in Brazil during 2024.

In US$ Million	Q1 2025	Q4 2024	Q1 2024	QoQ	YoY
Gain from changes in fair value of biological assets	15.8	128.7	4.9	*-87.7%*	*221.1%*
Net income from insurance compensation	1.5	2.3	3.7	*-33.8%*	*-58.9%*
Leases received	1.0	1.3	1.0	*-22.6%*	*6.1%*
Gains on sales of assets	1.5	9.1	1.1	*-84.0%*	*29.3%*
Tax recovery credit	-	1.4	-	*-100.0%*	-
Other Income from the sale of investments	-	35.9	-	*-100.0%*	-
Profit on sales of permanent investments	-	4.6	-	*-100.0%*	-
Other operating results	10.0	8.0	7.2	*-26.2%*	*39.9%*
Other Income	**29.8**	**191.4**	**17.9**	***-84.4%***	***66.5%***

Other expenses

Decreased by 34.3% or US$25.6 million when compared to the fourth quarter of 2024. This is mostly explained by a decrease in *Operating expenses related to plant stoppages* related to the programmed stoppage in Esperanza and Valdivia mills during the fourth quarter, and a decrease in *Impairment provision property, plant and equipment and others*.

In US$ Million	Q1 2025	Q4 2024	Q1 2024	QoQ	YoY
Legal payments	1.2	1.3	2.6	*-6.2%*	*-51.6%*
Impairment provision property, plant and equipment and others	5.0	16.9	2.8	*-70.4%*	*80.3%*
Operating expenses related to plant stoppages	9.5	22.9	7.8	*-58.7%*	*21.5%*
Project expenses	0.5	(9.4)	5.1	*105.8%*	*-89.3%*
Loss (gain) from asset sales	1.3	2.5	3.4	*-46.3%*	*-60.0%*
Loss and repair of assets	4.0	0.7	-	*430.5%*	-
Loss of forests	17.8	20.6	1.3	*-13.3%*	*1,244.8%*
Other taxes	6.4	9.9	5.7	*-35.2%*	*13.8%*
Other expenses (donations, repayments insurance)	3.2	9.1	7.0	*-65.0%*	*-54.6%*
Other expenses	**49.0**	**74.7**	**35.6**	***-34.3%***	***37.8%***

Foreign exchange differences

Reached US$14.9 million, which represents an increase of US$9.5 million when compared to the US$5.4 million accounted for last quarter, primarily explained by the exchange rate effect of the variation of the Brazilian Real (BRL) in IFRS16 liabilities in one of our Brazilian subsidiaries.

Income tax

In the first quarter of 2025, an income tax gain was accounted for US$7.2 million, a US$34.1 million increase when compared with the US$26.29 million expense accounted in the previous quarter. This variation is mainly explained by negative pre-tax results in the quarter.

Adjusted EBITDA

Adjusted EBITDA for the first quarter of 2025 was US$348.3 million, a 14.3% or US$58.2 million decrease when compared to the previous quarter. This is mainly explained by lower sales volume.

Additionally, there was a decrease of 5.1% in the Adjusted EBITDA of our pulp business segment, mainly due to a lower operational result compared to last quarter. The Adjusted EBITDA of our Wood products business decreased 18.6% compared to the previous quarter, mainly due to a decrease in sales volume.

In U.S. Million	Q1 2025	Q4 2024	Q1 2024	QoQ	YoY
Net Income	(26.5)	104.8	100.3	*-125.3%*	*-126.4%*
Financial costs	98.3	91.9	101.1	*6.9%*	*-2.7%*
Financial income	(14.9)	(13.5)	(22.1)	*-10.1%*	*32.5%*
Income tax	(7.2)	26.9	(14.7)	*-126.8%*	*50.9%*
EBIT	**49.7**	**210.1**	**164.7**	***-76.3%***	***-69.8%***
Depreciation & amortization	170.3	197.1	167.3	*-13.6%*	*1.8%*
EBITDA	**220.0**	**407.2**	**331.9**	***-46.0%***	***-33.7%***
Fair value cost of timber harvested	83.1	100.7	104.5	*-17.3%*	*-20.5%*
Gain from changes in fair value of biological assets	(15.8)	(128.7)	(4.9)	*87.7%*	*-221.1%*
Exchange rate differences	38.8	(5.4)	12.5	*816.9%*	*221.1%*
Others (*)	22.1	32.8	(1.1)	*-32.6%*	*1,988.6%*
Adjusted EBITDA	**348.3**	**406.5**	**445.1**	***-45.7%***	***-21.7%***

(*) Includes provision from forestry fires and provisions from property, plants and equipment, and others.

Adjusted EBITDA variation by business segment (in US$ million)



406,5
(13,5)
(27.0)
(17,7)
348,3
Q4 2024
Pulp
Wood Products
Consolidation Adj. & Others
Q1 2025

Pulp Adjusted EBITDA

The Adjusted EBITDA for our pulp business segment reached US$251.7 million during this quarter, which translates to a 5.1% or US$13.5 million decrease compared to the fourth quarter of 2024.

Pulp EBITDA Mg reached 31.4%, 1.0% lower than the previous quarter.


12,0%
17,1%
18,5%
34,5%
40,5%
41,1%
38,0%
30,5%
31,4%
78
100
144
272
360
320
339
265
252
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Adjusted EBITDA
EBITDA Mg

Wood Products Adjusted EBITDA

The Adjusted EBITDA for our wood products business was US$117.9 million during this quarter, which translates to a 18.6% or US$26.9 million decrease, compared to the previous quarter.
Wood products EBITDA Mg was 16.2%, 2.2% lower than the previous quarter.


136
152
133
138
115
125
124
145
118
17,2%
18,5%
16,3%
17,7%
15,0%
16,5%
15,4%
18,3%
16,2%
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Adjusted EBITDA
EBITDA Mg

Pulp Business

The first quarter began positively with solid price increases. Some shipment delays affected invoices during January and February but recovered in March. However, in March, the overall market situation began to deteriorate against all expectations, primarily due to the trade war. The sudden announcements and implementation of tariff increases caused uncertainty in the markets followed by postponements of announcements and other changes.

In China, the first quarter began with optimism, with a normal to positive demand, especially in the local market. Further increases in price were limited due to the oversupply in the market. Towards the end of the quarter, the uncertainty created by the trade war between China and the US began to affect the market. This uncertainty and the changing stances of tariff policies affected the demand. Customers began to buy locally in order to avoid pulp commitments that might arrive in two to three months. This made the volume and price negotiations for March quite complex, but ultimately successful.

In Europe, the situation was quite similar to China. Price increases were announced for the three months of the quarter, and these increases were achieved. However, at the end of the period, there was considerable resistance, and there appeared to be a significant supply of spot volumes. Once again, uncertainty began to play a destabilizing role, causing paper producers to buy only what was needed. Finally, paper production began to decline, and paper orders fell. Paper prices fell for almost all grades.

The textile pulp market is entering the off-season, and demand generally declines, putting pressure on prices. This was accentuated toward the end of the quarter due to the trade war.

Production in the fourth quarter of 2025 was very similar to the same period last year, and there was a scheduled shutdown of L2 at the Arauco plant for annual maintenance in January 2025.


Production and Sales Volume (In thousand tonnes)
1.192
1.171
1.166
1.273
1.189
1.183
Q1 2024
Q4 2024
Q1 2025
Production
Sales

Wood Products Business

Panels

Sales volume decreased 6.5% partially explained by lower sales in Brazil, driven by oversupply and devaluation of the Brazilian Real.

In the US, the PB market remained active since last quarter, with stable demand. For MDF, oversupply persisted during the quarter, alongside a weak construction sector. Tariffs could lead to potential price increases, but for the time being, it remains uncertain.

In Latin America, the market showed slow sales, with slow MDF segment. In Brazil, there is oversupply of MDF, while PB plants are operating at full capacity.

Production and Sales Volume: Panels (1)

(In thousand m^3)


1.310
1.236
1.313
1.281
1.274
1.197
Q1 2024
Q4 2024
Q1 2025
Production
Sales

(1) Includes PB, MDF, OSB, Composite Panels and Retail Panels
PB: Particleboard.
MDF: Medium-density fiberboard.

Sawn timber

Sales volume decreased 12.5%, while prices remained steady.

During the first quarter, markets continued with slow demand, showing the effects of low economic activity/construction.

China continued the trend of the last quarter, with marginal declines in prices due to low demand, especially in construction, and big uncertainty due to tariffs.

Production and Sales Volume: Sawn Timber (2)

(In thousand m^3)


522
470
525
468
474
408
Q1 2024
Q4 2024
Q1 2025
Production
Sales

(2) Includes Sawn Timber, Geen and Kiln-dried Lumber, Remanufactured Wood Products and Pallets
Note: Sales include trading

Plywood

Sales Volume decreased 11.4%, while average prices decreased 3.7%.

During the first quarter, the market showed weak demand, driven by slow economic activity, high interest rates, weak construction sector and significant geopolitical uncertainty.

The US market remained with stable demand and inventories are still at healthy levels, but lower production is expected to reduce supply during spring/summer.

Production and Sales Volume: Plywood

(In thousand m^3)


120
138
127
149
137
132
Q1 2024
Q4 2024
Q1 2025
Production
Sales

Capital Expenditures

During this quarter, capital expenditures (*) were US$405.7 million, US$40.7 million lower than the previous quarter.

US$ Million	Q1 2025	Q4 2024	Q1 2024
Purchase and sale of property, plant and equipment	(393.7)	(341.1)	(215.7)
Purchase and sale of intangible assets	(2.4)	(2.8)	(1.2)
Purchase of other long-term assets	(109.7)	(102.5)	(117.8)
Total CAPEX (*)	**(405.7)**	**(446.4)**	**(334.7)**

(*) On a cash basis, does not include M&A.


Capital Expenditures (In US$ Million)
374
299
255
335
0
203
2
243
124
322
201
204
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Capex
Sucuriú Industrial Capex

Free Cash Flow

During the first quarter of 2025, Free Cash Flow decreased by US$12.4 million compared to the fourth quarter of 2024, with ouflows of US$129.5 million.

- *Cash from Operations* increased US$84.1 million mostly due to an increase in *Other cash inflows.*
- *Cash from Investment Activities* increased due to lower *Capex*, mainly driven by reduced spending in Property, plant and equipment.
- *Cash from Financing Activities* decreased due to Empresas Copec´s capital injection in the last quarter, contemplated for our Sucuriú Project, as well as an offset by dividend payments during that same quarter.

US$ Million	Q1 2025	Q4 2024	Q1 2024
Adjusted EBITDA	348.3	406.5	445.1
Working Capital Variation	(27.3)	28.8	35.2
Interest paid and received	(37.9)	(107.9)	(31.1)
Income tax received (paid/refunded)	(17.3)	(32.7)	2.6
Other cash inflows (outflows)	4.6	(108.2)	40.6
Cash from (used in) Operating Activities	**270.6**	**186.5**	**492.4**
Capex (*)	(405.7)	(446.4)	(334.7)
Proceeds from investment activities	0.6	16.2	16.3
Other inflows of cash, net	6.2	(13.6)	(60.7)
Cash from (used in) Investment Activities	**(398.8)**	**(443.8)**	**(379.0)**
Dividends paid	-	(94.4)	-
Other inflows of cash, net	(15.3)	(31.7)	(16.4)
Proceeds from issue of shares	0	300.0	0.5
Cash from (used in) Financing Activities – Net of Proceeds and Repayments	**(15.3)**	**173.9**	**(15.9)**
Effect of exchange rate changes on cash and cash equivalents	14.1	(33.7)	(13.5)
Free Cash Flow	**(129.5)**	**(117.1)**	**(84.0)**

(*) On a cash basis.

Net Debt Variation Q4 2024 – Q1 2025 (in US$ million)


129,5
144,9
18,9
46,5
5.525,1
5.864,9
Net Debt Q4 24
Free Cash Flow
Exchange rate/ inflation variation
Accrued interest variation
Leasing Variation
Net Debt Q1 25

Cash

Our cash position was US$933.1 million at the end of the first quarter of 2025, which translates to a 12.9% decrease, equivalent to US$138.4 million, when compared to the end of the fourth quarter of 2024.

Additionally, to our cash position, the Company has a Committed Revolving Credit facility (RCF) for a total amount of US$450 million due in September 2027, which as of the date of this report hasn't been withdrawn.


Cash by Currency
Other Currencies 14%
Mexican Peso 3%
Brazilian Real 17%
Chilean Peso 13%
U.S. Dollar 53%


Cash by Instrument
Money Market Funds 9%
Time Deposits 35%
Overnight Accounts 56%

Financial Debt

ARAUCO's total financial debt as of March 31, 2025 was US$6,798.1 million, an increase of 3.1% or US$201.4 million when compared to December 31, 2024.

Our consolidated net financial debt increased 6.1% or US$339.8 million when compared with December 2024. This was mainly due to a negative free cash flow and an increase in leasing accompanied by exchange rate/inflation variation.

Debt by Currency


EUR (2)
8%
Other Currencies
9%
U.S.Dollar
54%
UF (1) (2)
29%

Debt by Instrument


Leasing
12%
Banks
17%
Bonds
71%

(1) UF is a Chilean monetary unit indexed to inflation.

(2) Swapped to USD

Our leverage, measured as Net Financial Debt/LTM Adjusted EBITDA was 3.06x, which compares to the 2.74x in the fourth quarter of 2024. This increase is mainly explained by a 6.1% or 339.8 increase in our Net Financial Debt.

Net Financial Debt and Leverage (In US$ Million)


4,59x
6,00x
6,32x
4,87x
4,33x
2,78x
2,74x
3,06x
6.214
6.271
6.485
6.251
6.370
5.492
5.525
5.865
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025

As of March 2025, short term bank obligations (which includes accrued interest) sum up US$489.5 million. Bank obligations include the following maturities: US$324.0 million in bank loans and US$49.3 million in leasing. Short term bond obligations sum up US$116.2 million. These obligations include amortizations of our bonds, and their interest payments.

Debt Amortization Profile as of March 31, 2025 (In US$ Million)


2025
117
373
2026
246
424
2027
540
156
2028
175
140
2029
550
323
2030
526
43
2031
29
26
2032
98
29
2033
0
27
2034
28
2035
29
2036
0
30
2037
32
2037 & Thereafter
2370
285
Bank Loans and Leasing
Bonds



First Quarter
Subsequent Events

Sustainable Bond

On April 30, 2025, we completed an offering of US$500 million principal amount of 6,18% notes due 2032. The bond is sustainable, a category which encompasses green and social projects. The issuance took place on May 5, 2025.

The net proceeds from the sale of the notes will be used for general corporate purposes, which may include the partial financing of the Sucuriú Project and/or the partial repayment of certain of our existing indebtedness. We intend to allocate an amount equal to the net proceeds from the sale of the notes to finance and refinance, in whole or in part, one or more Eligible Green Projects and Eligible Social Projects of ours or any of our subsidiaries and/or affiliates, in alignment with the four core components of voluntary process guidelines described in our Sustainable Financing Framework which are considered the best practices to promote transparency, disclosure and integrity of our Sustainable Financing Framework.

You can find our Sustainable Financing Framework in our website or by clicking here.

Project Updates

Sucuriú Project Industrial Update – First Stone Ceremony

The Sucuriú project had his first stone ceremony on April 9th, led by Brazil's Vice President, Geraldo Alckmin. Construction began according to schedule, reaching physical progress of 5.2% as of April 2025. Regarding Capital Expenditures, US$341 million was disbursed as of date, which corresponds to 4.4% of the total capex of the project (US$4,600 million). Piling works have already started on the Boilers, Fiber Line, and Drying Machine. The construction site has also surpassed 3,000 workers on-site. For more information visit Projeto Sucuriú.




arauco
projeto
sucuriú

First Quarter
Project Updates

Vikingo 2.0 and Alacrán projects, México

To expand our panel, paper impregnation, and melamine capacity, we are currently developing two projects in Mexico:

Vikingo 2.0: A project aimed at increasing our panel production at the Zitácuaro plant in Mexico, with an investment of USD 250 million for a new MDF production line, which will have a capacity of 300,000 m^3. It is expected to be operational in 2026.

Alacrán: The project consists of a paper impregnation center with two production lines and a new melamine line, which will supply Arauco's plants in Mexico, the U.S., and Canada, involving an investment of USD 40 million.

Additionally, during the third quarter of 2025, the second pallet production line at our Guadalajara plant is expected to begin operations. Combined with the current capacity, it will reach 2.5 million pallets per year.



New OSB line, Chile

This project consists of a USD 100 million investment to install a new OSB production line at the Trupán–Cholguán complex in Chile's Ñuble region. The line, expected to start operating in Q2 2026, will produce raw and siding OSB panels.

First Quarter
Subsequent Events and News

Forest Fires, Chile

During this forest fire season in Chile, we had 712 fires (17% down when compared to last season's 853 fires), affecting approximately 825 hectares (574 hectares more than last season). As part of our permanent efforts in fighting these fires, we made more than 9,900 water drops, in more than 2,700 flight hours. Also, 46% of the fires we fought during this season took place in properties that belong to third parties.



Form 20-F Filing

On March 26th, we filed our Form 20F for the year 2024 to the Securities and Exchange Commission (SEC), as part of the regulatory requirements we have as a result of our previous registered bond issuances in the US. This report offers a wide and comprehensive view of our company, and a detailed discussion about the financial results of 2024. You will find our Form 20F for the year 2024 on the SEC website clicking here, or in our Investor Relations´ section clicking here.

Integrated Report

On April 11th as a requirement from the CMF ("Comisión para el Mercado Financiero"), we published our Financial Statements and Arauco's Integrated Report, which consolidates the Sustainability Report and the Annual Report. This publication summarizes the performance of the company in 2024 and establishes our medium and long-term challenges in financial, social and environmental matters, among others.

You will find our Integrated Report for the year 2024 in our website by clicking here.


renovables
para una
vida mejor
arauco
LO BUENO DE SER
RENOVABLES
REPORTE INTEGRADO 2024

UPCOMING EVENTS

1Q 2025 RESULTS CONFERENCE CALL

Thursday, May 8, 2025
11:30 Santiago and Eastern Time (New York)

For Conference Call Visit:
https://FinancialResults1Q-2025.arauco.com/



For further information, please contact:

Marcelo Bennett
Treasurer
marcelo.bennett@arauco.com

Constanza Vasquez
Investor Relations
constanza.vasquez@arauco.com

Gonzalo Garrido
Finance Analyst
gonzalo.garrido@arauco.com

investor_relations@arauco.cl
Phone: +56 2 2461 7438



Financial Statements

Income Statement

In US$ Million	Q1 2025	Q4 2024	Q1 2024
Revenue	1.531,5	1.661,6	1.654,9
Cost of sales	(1.104,8)	(1.229,3)	(1.146,5)
Gross profit	**426,7**	**432,3**	**508,4**
Other income	29,8	191,4	17,9
Distribution costs	(173,1)	(178,5)	(167,2)
Administrative expenses	(138,1)	(135,9)	(138,6)
Other expenses	(49,0)	(74,7)	(35,6)
Financial income	14,9	13,5	22,1
Financial costs	(98,3)	(91,9)	(101,1)
Participation in profit (loss) in associates and joint ventures accounted through equity method	(7,7)	(29,9)	(7,8)
Exchange rate differences	(38,8)	5,4	(12,5)
Income before income tax	**(33,7)**	**131,7**	**85,6**
Income tax	7,2	(26,9)	14,7
Net income	**(26,5)**	**104,8**	**100,3**
Profit attributable to parent company	(26,5)	104,8	100,3
Profit attributable to non-parent company	(0,1)	(0,0)	0,0

Balance Sheet

In US$ Million	Q1 2025	Q4 2024	Q1 2024
Cash and cash equivalents	933,1	1.071,6	605,3
Other financial current assets	77,7	26,0	38,1
Other current non-financial assets	290,3	261,1	251,2
Trade and other receivables-net	1.038,5	1.054,7	915,2
Related party receivables	1,7	10,2	4,5
Inventories	1.488,9	1.456,3	1.381,6
Biological assets, current	315,8	315,5	387,7
Tax assets	75,1	75,6	88,8
Non-Current Assets classified as held for sale	5,2	3,8	426,6
Total Current Assets	**4.226,3**	**4.274,6**	**4.098,9**
Other non-current financial assets	123,6	16,7	13,1
Other non-current and non-financial assets	116,4	85,0	116,2
Non-current receivables	85,5	65,7	86,5
Investments accounted through equity method	412,2	406,6	412,5
Intangible assets	55,5	56,0	63,3
Goodwill	52,1	51,3	57,6
Property, plant and equipment	10.513,2	10.382,0	10.214,8
Biological assets, non-current	2.774,9	2.747,9	2.651,4
Deferred tax assets	75,4	73,4	111,4
Total Non-Current Assets	**14.208,7**	**13.884,7**	**13.726,8**
TOTAL ASSETS	**18.435,0**	**18.159,3**	**17.825,7**
Other financial liabilities, current	511,0	404,8	1.143,4
Trade and other payables	730,0	746,0	694,5
Related party payables	7,3	10,6	9,1
Other provisions, current	2,0	1,8	2,2
Tax liabilities	24,1	27,6	25,8
Current provision for employee benefits	7,0	6,7	6,5
Other non-financial liabilities, current	185,3	165,6	123,3
Non-Current Assets classified as held for sale	0,0	0,0	98,9
Total Current Liabilities	**1.466,7**	**1.363,0**	**2.103,7**
Other non-current financial liabilities	6.416,1	6.393,9	5.941,8
Trade and Other payables non-current	60,8	61,5	74,2
Other provisions, non-current	33,1	33,1	29,2
Deferred tax liabilities	1.482,6	1.469,5	1.493,9
Non-current provision for employee benefits	81,3	77,6	78,0
Other non-financial liabilities, non-current	37,1	37,0	59,5
Total Non-Current Liabilities	**8.111,0**	**8.072,6**	**7.676,7**
Non-parent participation	6,4	6,5	6,8
Net equity attributable to parent company	**8.850,9**	**8.717,3**	**8.038,4**
TOTAL LIABILITIES AND EQUITY	**18.435,0**	**18.159,3**	**17.825,7**

Cash Flow Statement

US$ Million	Q1 2025	Q4 2024	Q1 2024
Receipts from sales of goods and rendering of services	1.619,8	1.676,3	1.579,3
Other cash receipts (payments)	143,9	87,3	230,9
Payments of suppliers and personnel (less)	(1.445,8)	(1.446,4)	(1.294,8)
Interest paid and received	(37,9)	(107,9)	(31,1)
Income tax paid	(17,3)	(32,7)	2,6
Other (outflows) inflows of cash, net	0,2	3,7	0,4
Net Cash Provided by (Used in) Operating Activities	**270,6**	**186,5**	**492,4**
Capital Expenditures	(405,7)	(446,4)	(334,7)
Other investment cash flows	6,9	2,6	(44,4)
Net Cash Provided by (Used in) Investing Activities	**(398,8)**	**(443,8)**	**(379,0)**
Proceeds from borrowings	13,6	583,6	542,8
Repayments of borrowings	(22,5)	(237,8)	(591,5)
Dividends paid	0,0	(94,4)	0,0
Other inflows of cash, net	(15,3)	(31,7)	(16,4)
Proceeds from Issue of Shares	0,0	300,0	0,5
Net Cash Provided by (Used in) Financing Activities	**(24,3)**	**519,7**	**(64,6)**
Total Cash Inflow (Outflow) of the Period	**(152,5)**	**262,4**	**48,8**
Effect of exchange rate changes on cash and cash equivalents	14,1	(33,7)	(13,5)
Cash and Cash equivalents at beginning of the period	1.071,6	842,8	570,0
Cash and Cash Equivalents at end of the Period	**933,1**	**1.071,6**	**605,3**